Exhibit 12

WAL-MART STORES, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges

	Nine Months Ended		Fiscal Year
	October 31, 2006	October 31, 2005	2006	2005	2004	2003	2002
Income from continuing operations before income taxes and minority interest	$12,881	$11,965	$17,533	$16,320	$14,429	$12,490	$10,666
Capitalized interest	(130)	(103)	(157)	(120)	(144)	(124)	(130)
Minority interest	(254)	(209)	(322)	(249)	(214)	(193)	(183)
Adjusted income before income taxes	12,497	11,653	17,054	15,951	14,071	12,173	10,353
Fixed Charges:
Interest *	1,525	1,144	1,603	1,326	1,150	1,185	1,485
Interest component of rent	246	257	328	319	306	318	289
Total fixed charges	1,771	1,401	1,931	1,645	1,456	1,503	1,774
Income from continuing before income taxes and fixed charges	$14,268	$13,054	$18,985	$17,596	$15,527	$13,676	$12,127
Ratio of earnings to fixed charges	8.1x	9.3x	9.8x	10.7x	10.7x	9.1x	6.8x

* Includes interest on debt and capital leases, amortization of debt issuance costs and capitalized interest.

Certain reclassifications have been made to prior periods to conform to the current period presentation. In addition, the impact of McLane Company, Inc., a wholly owned subsidiary sold in fiscal 2004, and the impact of our South Korean and German operations, disposed of in fiscal 2007, have been removed for all periods presented.